Exhibit 99.1

ReTo Eco-Solutions, Inc. to Hold Its Annual Meeting of Shareholders at Its Headquarters on August 5, 2024 Beijing Time

BEIJING, CHINA – June 19, 2024 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and Internet of Things technology development services in China and other countries, today announced that it plans to hold its 2024 Annual Meeting of Shareholders (the “Meeting”) on August 5, 2024 (Beijing Time). Shareholders as of the record date, close of business on June 20, 2024, will be entitled to vote at the Meeting.

The Meeting time and location, the proposals for the shareholders to consider at the Meeting and other information of the Meeting will be set forth in the Company’s proxy statement for the Meeting to be filed with the Securities and Exchange Commission (the “SEC”) at a later date.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the ecological restoration and solid waste treatment, manufacturing and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles) made from mining waste (iron tailings), and soil remediation materials transformed from solid waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials and soil remediation materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and technology development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. The reports filed by the Company with the SEC discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Tel: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc